45 Broadway

19th Floor

New York, New York 10006

October 24, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Kate Beukenkamp

Re:	1847 Holdings LLC Registration Statement on Form S-1, as amended File No. 333-282201 REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Beukenkamp:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Spartan Capital Securities, LLC, as placement agent, hereby joins the request of 1847 Holdings LLC that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it may become effective at 5:00 p.m., Eastern Time, on Monday, October 28, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act, we distributed to each dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated October 23, 2024, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied and will continue to comply with Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Best Regards,

Spartan Capital Securities, LLC

/s/ Kim Monchik
Kim Monchik
Chief Administrative Officer